TARGET MEDIA HOLDINGS LIMITED AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
THE BOARD OF DIRECTORS AND SHAREHOLDERS OF
TARGET MEDIA HOLDINGS LIMITED:
       We have audited the accompanying consolidated balance sheets of Target Media Holdings Limited and its subsidiaries as of December 31, 2004 and 2005, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2005, all expressed in Renminbi. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
       We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
       In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Target Media Holdings Limited and its subsidiaries as of December 31, 2004 and 2005, and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.
       The accompanying consolidated financial statements as of and for the year ended December 31, 2005, have been translated into United States dollars solely for the convenience of the reader. We have audited the translation and, in our opinion, such consolidated financial statements expressed in Renminbi have been translated into United States dollars on the basis set forth in note 2(c) to the consolidated financial statements.
/s/ KPMG
Hong Kong, China
February 13, 2006

TARGET MEDIA HOLDINGS LIMITED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2004 AND 2005

		December 31,

	Note	2004	2005	2005

		RMB	RMB	US$
	(Amounts in thousands, except share data)
Assets
Current assets
Cash and cash equivalents		103,804	83,837	10,388
Time deposits	(3)	828	20,596	2,552
Accounts receivable, net	(4)	45,505	123,423	15,293
Due from related parties	(15)	4,611	116	14
Prepaid expenses and other current assets	(5)	5,969	76,371	9,463
Deferred tax assets	(10)	112	112	14

Total current assets		160,829	304,455	37,724
Rental deposits		202	2,250	279
Property, equipment and software, net	(6)	35,586	173,821	21,539
Long-term prepayments	(6)	—	14,617	1,811
Intangible assets	(7)	—	7,982	989
Goodwill	(7)	—	1,613	200

Total assets		196,617	504,738	62,542

Liabilities and shareholders’ equity
Current liabilities
Accounts and bills payable		5,311	48,428	6,001
Accrued expenses and other payables	(8)	8,052	69,948	8,667
Due to related parties	(15)	10,033	30,000	3,717
Income tax payable		442	442	55

Total current liabilities		23,838	148,818	18,440
Deferred tax liability	(7)	—	377	47

Total liabilities		23,838	149,195	18,487

Commitments and contingencies	(11)
Series A redeemable convertible preferred shares: US$0.0001 par value; 44,000,000 authorized; 41,641,679 shares issued and outstanding as of December 31, 2004 and 2005	(12)	130,978	157,512	19,518
Series B redeemable convertible preferred shares: US$0.0001 par value; 22,000,000 authorized; nil and 21,820,243 shares issued and outstanding as of December 31, 2004 and 2005, respectively	(12)	—	128,528	15,926
Shareholders’ equity
Common shares: US$0.0001 par value; 200,000,000 and 210,000,000 shares authorized as of December 31, 2004 and 2005, respectively; 111,100,000 shares issued and outstanding as of December 31, 2004 and 2005	(13)	92	92	11
Paid-in capital		25,045	62,712	7,771
Statutory reserves		5,011	7,166	888
Retained earnings (deficit)		11,653	(467)	(59)

Total shareholders’ equity		41,801	69,503	8,611

Total liabilities and shareholders’ equity		196,617	504,738	62,542

The accompanying notes are an integral part of these consolidated financial statements.

TARGET MEDIA HOLDINGS LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2005

		Years ended December 31,

	Note	2004	2005	2005

		RMB	RMB	US$
	(Amounts in thousands, except per share data)
Advertising service revenue		80,475	271,911	33,693
Cost of revenues		(32,407)	(131,710)	(16,321)

Gross profit		48,068	140,201	17,372
Operating expenses:
Sales and marketing		(16,317)	(69,277)	(8,584)
General and administrative		(5,344)	(15,696)	(1,945)

Total operating expenses		(21,661)	(84,973)	(10,529)

Income from operations		26,407	55,228	6,843
Other income (expenses):
Interest income		86	628	78
Interest expense		(362)	(79)	(10)
Exchange loss		(25)	(755)	(94)

Income before income tax expense and minority interests		26,106	55,022	6,817
Income tax expense	(10)	(330)	—	—

Income after income tax expense		25,776	55,022	6,817
Minority interests		—	180	22

Net income		25,776	55,202	6,839
Accretion to Series A redeemable convertible preferred shares redemption value		(8,663)	(26,534)	(3,288)
Accretion to Series B redeemable convertible preferred shares redemption value		—	(7,747)	(960)
Beneficial conversion of Series A redeemable convertible preferred shares		—	(24,378)	(3,021)
Beneficial conversion of Series B redeemable convertible preferred shares		—	(6,508)	(806)

Net income (loss) available to common shareholders		17,113	(9,965)	(1,236)

The accompanying notes are an integral part of these consolidated financial statements.

TARGET MEDIA HOLDINGS LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2005

	Common shares
					Retained	Total
	Number of		Paid-in	Statutory	earnings	shareholders’
	shares	Amount	capital	reserves	(deficit)	equity

		RMB	RMB	RMB	RMB	RMB
	(Amounts in thousands, except share data)
January 1, 2004	—	—	23,184	—	(449)	22,735
Issuance of common shares	111,100,000	92	—	—	—	92
Share-based compensation (note 9)	—	—	1,861	—	—	1,861
Accretion to Series A redeemable convertible preferred shares redemption value	—	—	—	—	(8,663)	(8,663)
Net income	—	—	—	—	25,776	25,776
Appropriation to statutory reserves	—	—	—	5,011	(5,011)	—

December 31, 2004	111,100,000	92	25,045	5,011	11,653	41,801

Share-based compensation (note 9)	—	—	6,781	—	—	6,781
Accretion to Series A redeemable convertible preferred shares redemption value	—	—	—	—	(26,534)	(26,534)
Accretion to Series B redeemable convertible preferred shares redemption value	—	—	—	—	(7,747)	(7,747)
Beneficial conversion of Series A redeemable convertible preferred shares	—	—	24,378	—	(24,378)	—
Beneficial conversion of Series B redeemable convertible preferred shares	—	—	6,508	—	(6,508)	—
Net income	—	—	—	—	55,202	55,202
Appropriation to statutory reserves	—	—	—	2,155	(2,155)	—

December 31, 2005	111,100,000	92	62,712	7,166	(467)	69,503

December 31, 2005 (US$)		11	7,771	888	(59)	8,611

The accompanying notes are an integral part of these consolidated financial statements.

TARGET MEDIA HOLDINGS LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2005

	Years ended December 31,

	2004	2005	2005

	RMB	RMB	US$
	(Amounts in thousands)
Cash flows from operating activities:
Net income	25,776	55,202	6,839
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Minority interests	—	(180)	(22)
Allowance for doubtful accounts	340	—	—
Gain on disposal of equipment	(69)	(37)	(5)
Depreciation and amortization	4,383	19,594	2,428
Share-based compensation	1,861	6,781	840
Deferred income tax	(112)	—	—
Changes in operating assets and liabilities, net of effects of business acquired:
Accounts receivable	(45,845)	(77,534)	(9,607)
Due from related parties	(4,611)	4,495	557
Prepaid expenses and other current assets	(5,501)	(53,457)	(6,623)
Rental deposits	(202)	(2,048)	(254)
Accounts and bills payable	1,730	1,225	152
Accrued expenses and other payables	7,789	57,856	7,169
Due to related parties	(737)	(33)	(4)
Income tax payable	442	—	—

Net cash (used in) provided by operating activities	(14,756)	11,864	1,470

Cash flows from investing activities:
Purchase of time deposits	(828)	(45,524)	(5,641)
Maturity of time deposits	—	25,756	3,191
Initial investment deposits	—	(16,945)	(2,100)
Purchase of property, equipment and software	(24,045)	(127,420)	(15,789)
Purchase of intangible assets	—	(4,809)	(596)
Proceeds from disposal of equipment	346	255	32
Net cash paid for acquisitions of subsidiaries	—	(3,925)	(486)

Net cash used in investing activities	(24,527)	(172,612)	(21,389)

Cash flows from financing activities:
Proceeds from loan from shareholder	31,655	30,000	3,717
Repayment of loan from shareholder	(21,655)	(10,000)	(1,239)
Proceeds from issuance of common shares	92	—	—
Proceeds from issuance of redeemable convertible preferred shares, net of issuance costs	122,315	120,781	14,966
Distributions to shareholders in connection with the Restructuring	(10,000)	—	—

Net cash provided by financing activities	122,407	140,781	17,444

Net increase(decrease) in cash and cash equivalents	83,124	(19,967)	(2,475)
Cash and cash equivalents at beginning of year	20,680	103,804	12,863

Cash and cash equivalents at end of year	103,804	83,837	10,388

Supplemental disclosures of cash flow and non-cash information:
Cash paid for income taxes	—	—	—

Cash paid for interest	348	79	10

Accrual for purchase of property, equipment and software	3,581	41,765	5,175

Accrual for purchase of intangible assets	—	4,040	501

The accompanying notes are an integral part of these consolidated financial statements.

TARGET MEDIA HOLDINGS LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2005
(Amounts in thousands, except share data)
(1)     Principal Activities, Organization and Basis of Presentation
Principal activities
       The accompanying consolidated financial statements consist of the financial statements of Target Media Holdings Limited (the “Company”), its wholly-owned subsidiary, Target Media Multi-Media Technology (Shanghai) Co., Ltd. (“TMM”), and a consolidated variable interest entity (“VIE”), Shanghai Target Media Co., Ltd. (“STM”). The Company and its subsidiary and consolidated VIE are collectively referred to as the “Group”. The Group is principally engaged in operating a nationwide flat panel display advertising network in the People’s Republic of China (“PRC”), which is made up of liquid crystal displays, or LCD, and plasma screens placed in the elevator lobbies or other waiting areas of commercial buildings, high-end residential buildings, hotels, banks and supermarkets. Using the advertisement content provided by its customers, the Group displays commercial advertisements for its customers on this network to capture targeted consumers who work, live or shop at these locations.
       On January 7, 2006, the Company signed a definitive agreement (“the Agreement”) with Focus Media Holding Limited (“Focus Media”) whereby Focus Media will purchase 100% of the Company’s equity interests from selling shareholders in exchange for a total consideration of US$325,000, of which US$94,000 will be paid in cash and US$231,000 will be paid in the form of Focus Media’s ordinary shares (priced at US$30.00 per ADS, each of which represents 10 Focus Media ordinary shares), equal to 77 million Focus Media ordinary shares. The cash portion of the purchase price will be paid in three installments. The first installment of US$45,000 is to be paid upon closing. The second installment of US$25,000 is to be paid on April 28, 2006. The final installment of US$24,000 is to be paid on July 31, 2006, and may be increased or decreased based on a calculation of Target Media’s net working capital as of the closing date. All of the Focus Media ordinary shares to be delivered at closing under the Agreement will be in the form of newly issued shares. This proposed business combination is expected to close following the satisfaction or waiver of customary closing conditions provided in the Agreement.
Organization
       In July 2004, the shareholders of STM incorporated the Company in the Cayman Islands as part of the reorganization of STM (the “Reorganization”). The purpose of the Reorganization was to enable a group of foreign investors to invest in STM where current PRC laws restrict direct foreign investment or ownership in advertising companies in the PRC. In connection with the Reorganization, the Company entered into the following series of transactions:

1) The formation and incorporation and issuance of the Company’s common shares to the STM shareholders in the same direct proportion to their relative equity interests of STM in August 2004. See note 13.

2) The formation and incorporation of TMM as a wholly-owned subsidiary of the Company in August 2004.

3) The entering into certain contractual agreements and arrangements between TMM and STM in August 2004 since the Company and TMM currently are ineligible to apply and hold the required licenses for provision of advertising services in the PRC.

4) The issuance of the Company’s Series A redeemable convertible preferred shares to a group of foreign investors for cash consideration of US$15,000 as discussed in note 12(a).

TARGET MEDIA HOLDINGS LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2004 AND 2005
(Amounts in thousands, except share data)
       The contractual agreements and arrangements between TMM and STM have resulted in the Company receiving substantially all the economic benefits and residual returns, absorbing substantially all the risks of expected losses of STM, and controlling the operating and financial decision making of STM. In addition, under the terms of these contractual agreements and arrangements, the Company, through TMM and its de facto agents, is considered to be the primary beneficiary of STM since it holds substantially all the variable interests of STM and is determined to be most closely associated with STM.
       Under Financial Accounting Standard Board (“FASB”) Interpretation No. 46(R), “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51” (“FIN 46R”), a variable interest entity is required to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. Accordingly, the financial statements of STM have been consolidated in the Company’s financial statements from August 2004, which is the date when the Company first became the primary beneficiary of STM through the above contractual agreements and arrangements.
       The fees, payments or other sources of income and expenses arising from the transactions between TMM and STM under the terms of these agreements are eliminated against the related expenses or income on consolidation and do not have any impact on the consolidated financial position and operations and cash flow of the Group other than to reflect such amounts on a separate legal entity basis. The key terms and salient features of these contractual agreements and arrangements, which became effective from August 2004, are as follows:
       Assets Purchase Agreement Under the Assets Purchase Agreement, TMM purchased all of the tangible and intangible assets of STM other than (i) advertisement contracts with customers, (ii) flat panel display placement contracts, and (iii) other assets prohibited from transfer under applicable PRC laws and regulations. The purchase price was equal to the net book value of these assets as of July 31, 2004 and is payable by TMM through deducting the fees and expenses payable to TMM by STM under the Lease and Service Agreement and the Software License and Exclusive Technical Service Agreement described below.
       Lease and Service Agreement Under the Lease and Service Agreement, STM exclusively leases flat panel display and related equipment from TMM. STM also undertakes to exclusively procure certain services from TMM from time to time, including (i) repair and maintenance of flat panel display equipment, (ii) secondment of TMM’s employees to STM and (iii) business promotion services. Equipment rental is charged based on the amount of depreciation charge of the equipment plus a reasonable profit as determined and approved by TMM and the Board of Directors of the Company. Service fees are charged based on the relevant costs plus a reasonable profit as determined and approved by TMM and the Board of Directors of the Company. The initial term of the Lease and Service Agreement is 10 years and is automatically renewable for another 10 years unless, TMM gives written notice of its intention not to renew at least three months prior to expiration. The terms of this agreement also prohibit STM from purchasing or leasing flat panel display equipment, hiring new employees and procuring the services described above from any other third parties without TMM’s written consent.
       Software License and Exclusive Technical Service Agreement Under the Software License and Exclusive Technical Service Agreement, TMM provides a non-exclusive, non-transferable and non-assignable license to STM to install and run its licensed software solely in the PRC. TMM is the exclusive technical service provider to STM and STM is not permitted to

TARGET MEDIA HOLDINGS LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2004 AND 2005
(Amounts in thousands, except share data)
procure any similar or identical technical services from other third parties. STM further agrees that TMM is the sole owner of any and all intellectual property rights or any other rights arising by way of research and development under this agreement. The software license fees payable by STM to TMM shall be based on a certain percentage of the business income generated from the use of TMM’s software in STM’s business operations as determined and approved by TMM and the Board of Directors of the Company. The technical service fees payable by STM to TMM shall be based on the relevant costs plus a reasonable profit as determined and approved by TMM and the Board of Directors of the Company. The initial term of the agreement is 10 years and is automatically renewable for another 10 years unless, TMM gives written notice of its intention not to renew at least three months prior to expiration.
       Guarantee Agreement Under the Guarantee Agreement and as security for STM’s obligations under the Lease and Service Agreement and the Software License and Exclusive Technical Service Agreement, each of the shareholders of STM has guaranteed STM’s performance under, and settlement of obligations arising from the Lease and Service Agreement and the Software License and Exclusive Technical Service Agreement by pledging all their equity interests in STM. Furthermore, the shareholders of STM have agreed to appoint the general manager, chief financial officer and other senior management of STM according to the Company’s or TMM’s instruction.
       Future Equity Transfer Agreement Under the Future Equity Transfer Agreement, the shareholders of STM shall transfer to the Company or its nominee, and the Company or its nominee shall acquire, when the PRC laws permit, their entire equity interests in the registered capital of STM at a nominal amount of RMB 10, provided that the prevailing PRC laws at the time of transfer do not require a valuation of the transferred equity interests or post other restrictions. Furthermore, the terms of the Future Equity Transfer Agreement place significant restrictions on the shareholders of STM as summarized below:

a) Without the written consent of the Company, each of the shareholders of STM shall not use their equity interests in STM as a guarantee or security against a loan, or shall not cause STM to enter into any loan transaction.

b) Without the written consent of the Company, each of the shareholders of STM shall not dispose of their equity interests in the registered capital of STM in any form, including but not limited to transfer, security, or other forms of entitlements.

c) Without the written consent of the Company, each of the shareholders of STM shall not adopt any measure which may cause the current approved business scope of STM to be altered, or may cause STM to be liquidated or wound up.

d) Each of the shareholders of STM shall cause their respective nominees on STM’s Board not to pay any dividend or declare any dividend payable to the legal shareholders unless the Company’s prior approval is obtained.

e) Each of the shareholders of STM shall invite the Company to attend STM’s shareholders and Board of Directors’ meetings, cast their votes at the shareholders’ meeting in accordance with the Company’s instructions and direct their respective nominees on STM’s Board to vote in accordance with the Company’s instructions.

f) Each of the shareholders of STM shall ensure that STM’s capital structure remains unchanged unless otherwise instructed by the Company, and that STM’s registered capital will

TARGET MEDIA HOLDINGS LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2004 AND 2005
(Amounts in thousands, except share data)

not be increased, nor will it be assigned, in whole or in part, to any third party without prior written consent of the Company.
       With respect to the Company’s direct variable interest in STM, no minority interests (or noncontrolling interests) have been presented since the Company, through TMM and its de facto agents (who are also all the shareholders of STM), has a 100% controlling financial interest in STM through the terms of the aforementioned contractual agreements and arrangements. In addition, the common shareholders of the Company and the shareholders of STM are the same and their shareholders’ equity interests in the Company are in the same proportion as to their equity interests in STM.
       STM is a domestic company incorporated in Shanghai, the PRC, in December 2003 and was formed in connection with the restructuring of Shanghai Dian Yang Digital Media Technology Co., Ltd. (“Dian Yang”), whose sole beneficial equity owner is also the controlling and majority shareholder of STM and the Company. Dian Yang was established in 2000 and initially operated as an advertising agency company by placing advertisements with media companies on behalf of advertising clients. In March 2003, Dian Yang commenced the flat panel display advertising business as an extension to its advertising agency business. As part of the restructuring of Dian Yang (the “Restructuring”), all tangible and intangible assets, assignable business contracts and employees relevant to the flat panel display advertising business were transferred from Dian Yang to STM in December 2003 at the time of STM’s incorporation. In connection with the transfer, RMB 20,000 was distributed to Dian Yang, of which RMB 10,000 was paid by STM at the end of December 2003 and the remaining RMB 10,000 was paid by STM in January 2004. Following the Restructuring, STM began to operate the flat panel display advertising business.
Basis of presentation
       The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“US GAAP”).
       Since the controlling and majority shareholder of STM prior to the Reorganization remained the controlling and majority shareholder of the Company after consummation of the Reorganization, the assets and liabilities of STM have been stated and recognized by the Company at the historical carrying amounts of STM. As discussed above, the financial position and results of operations of STM have been consolidated and included in the Company’s consolidated financial statements from August 2004 onwards. For the periods prior to August 2004, since the Company was formed for the sole purpose of the Reorganization to allow a group of foreign investors to invest in STM’s flat panel display advertising business, the accompanying consolidated financial statements include the financial position and the related results of operations of STM from the earliest date presented through August 2004 at historical cost basis with no lapse in financial information. Accordingly, the results of operations for the years ended December 31, 2004 and 2005 are comparable.
       As of December 31, 2005, the Group had working capital (current assets less current liabilities) of approximately RMB 155,637 (US$19,285) and off-balance sheet operating lease commitments of RMB 117,994 (US$14,621) payable over the next 12-months (see note 11). The Company has historically relied on capital infusions and credit enhancements from its shareholders to provide working capital to fund its flat panel display network build-out and acquisitions. Management believes that its current cash on hand and expected cash flow from operations will be sufficient to meet its operating requirements, including existing operating lease commitments over the foreseeable future. However, should the acquisition of the Company by Focus Media (see note 1) not occur or the

TARGET MEDIA HOLDINGS LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2004 AND 2005
(Amounts in thousands, except share data)
consummation date be delayed beyond a short period of time, it may be necessary for the Company to seek additional capital infusions from current and new shareholders and/or provide shareholder credit enhancements to third party lenders to satisfy its anticipated liquidity requirements for further network expansion. Should the Company be unable to obtain liquidity at levels necessary to meet its anticipated requirements or at commercially acceptable rates, future network expansion plans may need to be curtailed or postponed.
(2)     Summary of Significant Accounting Policies
(a) Principles of consolidation
       The consolidated financial statements include the financial statements of the Company, its subsidiary and its VIE, since the Company is the primary beneficiary. All significant inter company balances and transactions have been eliminated on consolidation.
(b) Use of estimates
       The preparation of financial statements in conformity with US GAAP requires management of the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. On an ongoing basis, management reviews its estimates, including those related to the allowance for doubtful accounts, valuation allowance for deferred tax assets, asset depreciable lives and residual values, and carrying values of long-lived assets, based on currently available information. Changes in facts and circumstances may result in revised estimates.
(c) Foreign currencies
       The Group’s functional currency is the Renminbi (“RMB”). Monetary assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates quoted by the People’s Bank of China at the balance sheet dates. All such exchange gains and losses are included in the consolidated statements of operations.
       The accompanying consolidated financial statements have been expressed in RMB. The translations of amounts from RMB into United States dollars (“US$”) as of and for the year ended December 31, 2005, are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB 8.0702, on December 31, 2005, representing the noon buying rate in the City of New York for cable transfers of RMB, as certified for customs purposes by the Federal Reserve Bank of New York. No representation is intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2005, or at any other rate. See also note 14.
(d) Commitments and contingencies
       Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

TARGET MEDIA HOLDINGS LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2004 AND 2005
(Amounts in thousands, except share data)
(e) Cash and cash equivalents
       Cash and cash equivalents consist of cash at bank and on hand and certificates of deposit with an initial term of less than three months when purchased. None of the Group’s cash and cash equivalents is restricted for withdrawal.
(f) Accounts receivable
       Accounts receivable billed are recorded at the invoiced amount and are non interest bearing. The allowance for doubtful accounts is the Group’s best estimate of the amount of probable credit losses in the Group’s existing accounts receivable. The Group determines the allowance based on historical write-off experience by customer types and reviews specific larger amounts individually for collectibility. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Group does not have any off-balance-sheet credit exposure related to its customers.
(g) Property, equipment and software, net
       Property, equipment and software are stated at cost, net of accumulated depreciation, amortization and impairment.
       Depreciation and amortization are calculated using the straight-line method over the following estimated useful lives, taking into account the assets’ estimated residual value:

Flat panel display equipment, primarily LCD and plasma television screens	5 years
Computers and office equipment and software	3-5 years
Motor vehicles	5 years
Leasehold improvements	Shorter of 5 years or term of the lease
       In accordance with SFAS 143, “Accounting for Asset Retirement Obligations,” legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development or normal use of the asset are recognized at fair value in the period in which the liability is incurred if a reasonable estimate of fair value can be made. For the periods presented there were no legal retirement obligations associated with the placement and use of the Group’s flat panel display equipment.
(h) Impairment of long-lived assets
       In accordance with Statements of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” long-lived assets, such as property, equipment and software, and acquired intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. No impairment of long-lived assets was recognized for the years ended December 31, 2004 and 2005.

TARGET MEDIA HOLDINGS LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2004 AND 2005
(Amounts in thousands, except share data)
(i) Goodwill and other intangible assets
       Goodwill and intangible assets which are determined to have indefinite useful lives are not amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142, “Goodwill and Other Intangible Assets.” Intangible assets with determinable useful lives are amortized over their respective useful lives and reviewed for impairment in accordance with SFAS No. 144.
(j) Fair value of financial instruments
       Financial instruments of the Group include cash and cash equivalents, time deposits, accounts receivable, amounts due from related parties, other receivables, accounts and bills payable, and amounts due to related parties, for which the carrying values approximate their fair values due to their short-term maturities.
(k) Statutory Reserve
       TMM and STM are required under PRC laws to provide for certain statutory reserves, such as a general reserve, an enterprise expansion fund and a staff welfare and bonus fund. TMM and STM are required to allocate at least 10% of their after tax profits as reported in their PRC statutory financial statements to the general reserve and have the right to discontinue allocations to the general reserve if the balance of such reserve has reached 50% of their registered capital. These statutory reserves are not available for distribution to the shareholders (except in liquidation) and may not be transferred in the form of loans, advances or cash dividends. As of December 31, 2004 and 2005, RMB 5,011 and RMB 7,166 were appropriated from retained earnings and set aside for these statutory reserves respectively by TMM and STM. As of December 31, 2005, a future appropriation of RMB 91,220 is necessary to reach the general reserve requirement.
(l) Revenue recognition
       The Group’s revenue is derived from the rendering of advertising services. Revenues from advertising services are recognized ratably on a straight-line basis over the period in which the advertisement is contractually required to be displayed, starting from the date the customer provides the advertisement content and the Group displays such content on its flat panel display equipment, and only when all four of the following criteria are met: (i) pervasive evidence of an arrangement exists; (ii) the advertising services have been rendered; (iii) the service fee is fixed or determinable; and (iv) collectibility is reasonably assured.
       Billing terms of the Group’s advertising service contracts are in the form of the following: (i) full billing after the end of the advertisement displayed period (the “Service Period”); (ii) progress billings over the Service Period; and (iii) partial cash down payment at the beginning of the Service Period with the remainder being billed in the form of progress payments during or after the end of the Service Period. Payments are due between 30 to 90 days from the date of billing. The Group’s accounts receivable comprise amounts billed under the contract terms and revenues recognized under contractual terms but not yet billed (unbilled receivables). The Group expects that substantially all unbilled receivables will be billed and collected within twelve months of the balance sheet date. Historically the Group has been able to collect substantially all amounts due under the contract terms without making any concessions on payments.

TARGET MEDIA HOLDINGS LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2004 AND 2005
(Amounts in thousands, except share data)
(m) Cost of revenues
       Cost of revenues consists primarily of operating lease costs associated with the placement of flat panel display equipment, business tax and surcharges, depreciation of flat panel display equipment and personnel and other related expenses that are directly attributable to the rendering of advertising services.
       The Group’s advertising revenues are subject to a 5% business tax on revenues generated from services in the PRC. In addition, advertising revenues are subject to a cultural and education development fee at 4% of revenue earned and various other surcharges at 5% of the business tax levied.
(n) Operating leases
       Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Payments made under operating leases are charged to the consolidated statements of operations on a straight-line basis over the respective lease terms.
(o) Advertising costs
       The Group expenses its advertising and promotion costs as incurred. Total advertising and promotion costs were RMB 333 and RMB 497 for the years ended December 31, 2004 and 2005, respectively, and were included in sales and marketing expenses.
(p) Income taxes
       Deferred income taxes are provided using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carryforward. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is provided to reduce the carrying amount of deferred tax assets if it is considered more likely than not that some portion, or all, of the deferred tax assets will not be realized.
(q) Share-based compensation
       The Company has adopted SFAS No. 123R, “Share-based Payment”, which requires that share-based payment transactions with employees, such as share options, be measured based on the grant-date fair value of the equity instrument issued and recognized as compensation expense over the requisite service period, with a corresponding addition to paid-in capital. Under this method, compensation cost related to employee share options or similar equity instruments is measured at the grant date based on the fair value of the award and is recognized over the period during which an employee is required to provide service in exchange for the award, which generally is the vesting period.
       The Company accounts for equity instruments issued to non-employee vendors in accordance with the provisions of Emerging Issues Task Force (“EITF”) Issue No. 96-18, “Accounting for Equity Instruments That are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling,

TARGET MEDIA HOLDINGS LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2004 AND 2005
(Amounts in thousands, except share data)
Goods or Services.” All transactions in which goods or services are received in exchange for equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable. The measurement date of the fair value of the equity instrument issued is the date on which the counterparty’s performance is completed. For the periods presented, the Company did not issue any equity instruments to non-employee vendors.
(r) Employee benefit plans
       As stipulated by the regulations of the PRC, the Company’s subsidiary and consolidated VIE and its acquired companies participate in various defined contribution plans organized by municipal and provincial governments for their employees. These companies are required to make contributions to these plans at rates ranging from 9% to 24% of the salaries, bonuses and certain allowances of employees. The Group has no other material obligation for the payment of employee benefits associated with these plans beyond the annual contributions described above. Members of the retirement plan are entitled to a pension equal to a fixed proportion of the salary prevailing at the member’s retirement date. Employee benefits associated with these plans are expensed when incurred. During the years ended December 31, 2004 and 2005, the Group made contributions of RMB 903 and RMB 3,221, respectively.
(s) Segment reporting
       The Company uses the management approach in determining operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions, allocating resources and assessing performance. Based on this assessment, the Company has determined that it has only one operating segment which is the rendering of flat panel display advertising services in the PRC.
(t) Comprehensive income
       Comprehensive income is defined as the change in equity during a period from transactions and other events and circumstances except for transactions resulting from investments by shareholders and distributions to shareholders. The Company has no comprehensive income other than net income for the years ended December 31, 2004 and 2005.
(3)     Time Deposits
       As of December 31, 2005, time deposits amounting to RMB 19,789 have been pledged as security for bank guarantees in respect of RMB 43,620 of bills payable issued by the Company to equipment vendors.

TARGET MEDIA HOLDINGS LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2004 AND 2005
(Amounts in thousands, except share data)
(4)     Accounts Receivable, Net
       Accounts receivable, net is analyzed as follows:

	December 31,

	2004	2005

	RMB	RMB
Billed receivables	20,496	96,185
Unbilled receivables	25,349	27,578

	45,845	123,763
Less: allowance for doubtful accounts	(340)	(340)

	45,505	123,423

       The activities in the allowance for doubtful accounts for accounts receivable for the years ended December 31, 2004 and 2005, were as follows:

	December 31,

	2004	2005

	RMB	RMB
Beginning allowance for doubtful accounts	—	340
Additions charged to bad debt expense	340	—

Ending allowance for doubtful accounts	340	340

(5)     Prepaid Expenses and Other Current Assets
       Components of prepaid expenses and other current assets are as follows:

	December 31,

	2004	2005

	RMB	RMB
Prepaid lease rental expenses	4,710	24,996
Advances to employees	470	2,033
Tax receivable	655	—
Initial investment deposits	—	16,945
Deferred share offering expenses	—	30,773
Other receivables and deposits	134	1,624

	5,969	76,371

       On September 30, 2005, the Company entered into a Memorandum of Understanding (“MOU”) with Tulip Media (International) Limited, or Tulip International, and its shareholders to acquire all of the outstanding equity interest of Tulip International and its group companies (“the Tulip Group”). The Tulip Group provides outdoor advertising services primarily through outdoor light emitting diodes, or LED, advertising displays, neon light displays and traditional billboard displays that are located mostly in Shanghai. As of December 31, 2005, a refundable initial cash deposit of US$2,000 (equivalent to RMB 16,145) was paid to Tulip Group that will be applied against the purchase price upon consummation of the proposed acquisition. Upon consummation of the proposed acquisition of the Company by Focus Media (see note 1), Focus Media will be permitted to pursue the acquisition of the Tulip Group pursuant to the current MOU.

TARGET MEDIA HOLDINGS LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2004 AND 2005
(Amounts in thousands, except share data)
       On January 1, 2006, STM signed a definitive agreement to acquire 20% equity interest in Shanghai Xinna Media Co., Ltd. (“Xinna”) for a total cash consideration of RMB 7,500. As of December 31, 2005, a refundable initial cash deposit of RMB 800 was paid to Xinna’s shareholders that will be applied against the purchase price upon consummation of the proposed acquisition. Upon consummation of the proposed acquisition of the Company by Focus Media (see note 1), Focus Media will be permitted to pursue the acquisition of Xinna pursuant to the current definitive agreement.
       Deferred share offering expenses represent specific incremental direct costs of the initial public offering (“IPO”) of the Company’s common shares that will be charged against the gross proceeds of the offering or to the statement of operations in the period in which the offering is aborted. On January 7, 2006, upon signing of the definitive agreement with Focus Media (see note 1), the Company temporarily postponed its IPO process pending the outcome of acquisition discussions with Focus Media. Should the acquisition by Focus Media be consummated, the IPO will be aborted and the deferred share offering expenses will be charged to the statement of operations in that period.
(6)     Property, Equipment and Software, Net
       Property, equipment and software, net consist of the following:

	December 31,

	2004	2005

	RMB	RMB
Flat panel display equipment	36,826	182,075
Computers and office equipment	1,722	6,114
Leasehold improvements	709	4,198
Motor vehicles	860	2,003
Software	250	2,533

	40,367	196,923
Less: Accumulated depreciation and amortization	(4,781)	(23,102)

	35,586	173,821

       Long-term prepayments in the accompanying consolidated balance sheet represent deposits on flat panel display equipment that will be reclassified to property, equipment and software upon the transfer of title and risks and rewards of ownership to the Company from the equipment suppliers.
(7)     Acquisitions of Business and Assets
       In October 2005, STM acquired 70% of the equity interests in Shenyang Target Media Ltd. (“Shenyang TM”) for a total cash consideration of RMB 3,150. In addition, in October 2005, STM acquired 100% of the equity interests in Fuzhou Heng Ding United Media Ltd. (“Heng Ding”) for a total cash consideration of RMB 1,280. The acquisitions have been accounted for as purchase business combinations with the results of operations included in the Company’s consolidated financial statements since the date of acquisition. No supplemental financial information on a pro forma basis as if consummation of the acquisitions, had occurred on January 1, 2004, is provided since these acquisitions are not considered material to the financial position and results of operations of the Company.

TARGET MEDIA HOLDINGS LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2004 AND 2005
(Amounts in thousands, except share data)
       Shenyang TM and Heng Ding are regional providers of flat panel display advertising services in Liaoning province and Fujian province of the PRC. As a result of these acquisitions, the Company has expanded its network coverage and has enhanced its market position in the aforementioned regions in the PRC. The following table summarizes the estimated fair value of the assets acquired and liabilities assumed on the date of acquisition. The final allocation of the purchase price is as follows:

	Shenyang TM	Heng Ding	Total

	RMB	RMB	RMB
Cash	500	5	505
Other current assets	347	37	384
Property and equipment	560	173	733
Intangible assets	1,509	470	1,979
Goodwill	791	822	1,613

Total assets acquired	3,707	1,507	5,214

Current payables	—	(227)	(227)
Deferred tax liability	(377)	—	(377)
Minority interests	(180)	—	(180)

Total liabilities assumed	(557)	(227)	(784)

	3,150	1,280	4,430

       The goodwill represents the benefits that the acquired enterprises will bring to the Company in the future by providing access to potential strategic partners and customers as a result of expanding its network coverage.
       During the year ended December 31, 2005, the Company entered into an agreement with Shandong Fu Er Media Limited (“Fu Er”) and acquired all of Fu Er’s flat panel display equipment, computers, office equipments and lease contracts for the placement of flat panel displays, for a total cash consideration of RMB 7,280. Total cash consideration of RMB 7,280 was allocated to fixed assets of RMB 1,498 and lease contracts of RMB 5,782, respectively, based on their estimated fair value at the date of acquisition. As of December 31, 2005, STM has paid RMB 3,240 of the purchase price to Fu Er. The remaining balance of RMB 4,040 will be paid in 2006.
       During the year ended December 31, 2005, the Company acquired lease contracts for the placement of flat panel displays from Wuhan Hai Ming Broadcasting Advertising Ltd. (“Hai Ming”) for a total cash consideration of RMB 1,088.
       Intangible assets representing the market rate adjustment of acquired lease contracts for the placement of the flat panel displays is as follows:

	December 31, 2005

	RMB	Amortization period

Flat panel display lease	8,849	2-5 yrs
Less: Accumulated amortization	(867)

	7,982

       Aggregate amortization expense of intangible assets was RMB 867 for the year ended December 31, 2005. Estimated amortization expense for future years is as follows: RMB 2,918 in

TARGET MEDIA HOLDINGS LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2004 AND 2005
(Amounts in thousands, except share data)
2006, RMB 2,457 in 2007, RMB 2,049 in 2008, RMB 221 in 2009, RMB 161 in 2010 and RMB 176 in the years thereafter.
       In addition, see note 5 for the potential acquisitions of the Tulip Group and equity investment in Xinna.
(8)     Accrued Expenses and Other Payables
       Components of accrued expenses and other payables are as follows:

	December 31,

	2004	2005

	RMB	RMB
Accrued payroll and welfare	3,881	14,130
Accrued expenses	1,764	36,210
Business tax and surcharges payable	2,264	14,269
Receipts in advance	143	5,339

	8,052	69,948

(9)     Share-Based Compensation
       Upon the approval by the Board of Directors, the Company grants share options to its executives and employees to reward for services.
       During the year ended December 31, 2004, 12,495,344 share options were granted to the Company’s executives and employees at exercise prices ranging from US$0.36 to US$0.45 with a contractual term of ten years and vesting period of four years.
       During the year ended December 31, 2005, 8,009,077 share options were granted to the Company’s executives and employees at exercise prices ranging from US$0.50 to US$0.80 with a vesting period of four years.
       The fair value of each option award is estimated on the date of grant using a lattice-based option valuation model that uses the assumptions and exercise price of the options noted in the following table. Because the Company does not maintain an internal market for its shares, the expected volatility was based on the historical volatilities of comparable publicly traded advertising companies operating in the PRC and in the United States. The Company uses historical data to estimate employee termination within the valuation model. The expected life of options granted is derived from the output of the option valuation model and represents the period of time that options granted are expected to be outstanding. The employees that were granted the share options are expected to exhibit the same behavior. Since the share options once exercised will primarily trade in the U.S. capital market and there was no comparable PRC zero coupon rate, the risk-free rate for

TARGET MEDIA HOLDINGS LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2004 AND 2005
(Amounts in thousands, except share data)
periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

	2004

	August	December

Expected volatility	45%	45%
Expected dividends	0%	0%
Expected life	5 years	5 years
Risk-free interest rate	3.36%	3.71%
Exercise price	US$0.36	US$0.45
Estimated fair value of underlying common shares	US$0.36	US$0.48

	2005

	April	May	August	November	December

Expected volatility	45%	45%	45%	45%	45%
Expected dividends	0%	0%	0%	0%	0%
Expected life	5 years	5 years	5 years	5 years	5 years
Risk-free interest rate	3.85%	3.77%	4.26%	4.54%	4.47%
Exercise price	US$0.50	US$0.55	US$0.68	US$0.80	US$0.80
Estimated fair value of underlying common shares	US$0.66	US$0.66	US$0.68	US$1.65	US$1.65
       The estimated fair value of the underlying common shares on the date of grant was determined based on management valuation of the Company’s common shares which considered the cash issuance prices for the Series A and Series B redeemable convertible preferred shares paid by groups of unrelated investors (see note 12), the purchase price of the company’s equity interests to be paid by an unrelated party (see note 1), the proximity of such transactions to the date of the share option grant and the forecasted profitability and cash flows of the Company. The weighted-average grant-date fair value of options granted during 2004 and 2005 was US$0.13 and US$0.58 per share, respectively. The Company recorded non-cash share-based compensation expense of RMB 1,861 and RMB 6,781 for the years ended December 31, 2004 and 2005, respectively in respect of share options granted in 2004 and 2005, of which RMB 193 and RMB 839 was allocated to costs of revenues, RMB 1,668 and RMB 4,615 was allocated to general and administrative expenses, and nil and RMB 1,327 was allocated to sales and marketing expenses, respectively.

TARGET MEDIA HOLDINGS LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2004 AND 2005
(Amounts in thousands, except share data)
       A summary of option activities during 2004 and 2005 is presented below:

		Weighted		Weighted
		Average		Average
	Number of	Exercise		Remaining	Aggregate
	Shares	Price		Contractual Term	Intrinsic Value

Outstanding as of January 1, 2004	—		—
Granted	12,495,344	US$	0.37
Exercised	—		—
Forfeited or expired	(399,800)	US$	0.37

Outstanding as of December 31, 2004	12,095,544	US$	0.37	9.7 years	RMB 11,296
Granted	8,009,077	US$	0.73
Exercised	—		—
Forfeited or expired	(708,852)	US$	0.51

Outstanding as of December 31, 2005	19,395,769	US$	0.52	9.1 years	RMB 42,857

Exercisable as of December 31, 2005	4,438,645	US$	0.52	9.1 years

       The following is additional information relating to options outstanding as of December 31, 2005:

Options outstanding as of December 31, 2005				Options exercisable as of December 31, 2005

Number	Exercise Price		Remaining	Number of	Exercise Price		Remaining
of Shares	Per Share		Contractual Life	Shares	Per Share		Contractual Life

10,587,840	US$	0.36	8.7	3,256,312	US$	0.36	8.7
1,507,704	US$	0.45	9.0	452,311	US$	0.45	9.0
100,000	US$	0.55	9.5	10,000	US$	0.55	9.5
963,873	US$	0.68	9.6	96,387	US$	0.68	9.6
1,650,000	US$	0.68	9.6	165,000	US$	0.68	9.6
777,500	US$	0.80	9.9	77,750	US$	0.80	9.9
3,808,852	US$	0.80	10.0	380,885	US$	0.80	10.0

19,395,769			9.1	4,438,645			9.1

       As of December 31, 2005, there was RMB 42,617 of total unrecognized compensation cost related to nonvested share options. This cost is expected to be recognized over the next four years. The Company is expected to issue new shares to satisfy share option exercises.
(10)     Income Taxes
       The Company, its subsidiary and consolidated VIE file separate income tax returns.
       Cayman Islands Under the current laws of the Cayman Islands, the Company is not subject to tax on its income or capital gains. In addition, upon any payment of dividends by the Company, no Cayman Islands withholding tax is imposed.
       Peoples’ Republic of China TMM is governed by the income tax law of the PRC concerning foreign investment and foreign enterprises (the “Income Tax Law”). Under the Income Tax Law,

TARGET MEDIA HOLDINGS LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2004 AND 2005
(Amounts in thousands, except share data)
foreign enterprises satisfying certain criteria can enjoy preferential tax treatment. Since TMM has obtained the status of a software enterprise, and is registered and operating in the Shanghai Zhangjiang High Technology Park, it has been granted a reduced income tax rate of 15% and a “tax holiday” for exemption from foreign enterprise income tax for 2 years starting from the calendar year of 2005 and is entitled to a 50% tax reduction for the succeeding 3 years beginning from 2007. In addition, TMM is entitled to exemption from local income tax.
       STM is entitled to a preferential tax treatment of exemption from enterprise income tax for the first and second years of operations starting from the calendar year of 2004. Upon the expiration of the tax holiday, STM will be subject to the PRC enterprise income tax rate of 33%.
       Shenyang TM is entitled to a preferential tax treatment of exemption from enterprise income tax for the first and second years of operations starting from the calendar year of 2005. Upon the expiration of the tax holiday, Shenyang TM will be subject to the PRC enterprise income tax rate of 33%. Heng Ding is subject to the PRC enterprise income tax rate of 33%.
       Income tax expense attributable to income from operations, which substantially is derived from PRC sources, consists of:

	2004	2005

	RMB	RMB
Current	442	—
Deferred	(112)	—

	330	—

       Income tax expense attributable to income from operations was RMB 330 and nil for the years ended December 31, 2004 and 2005, respectively, and differed from the amounts computed by applying the statutory PRC enterprise income tax rate of 33% to pre-tax income from operations as a result of the following:

	December 31,

	2004	2005

	RMB	RMB
Computed expected tax expense	8,615	18,157
Increase (reduction) in income taxes resulting from:
Tax rate differential	92	4,238
Tax holiday	(8,382)	(22,452)
Non-deductible items	5	57

	330	—

TARGET MEDIA HOLDINGS LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2004 AND 2005
(Amounts in thousands, except share data)

	December 31,

	2004	2005

	RMB	RMB
Deferred tax assets:
Allowance for doubtful accounts	112	112
Less: valuation allowance	—	—

Net deferred tax assets	112	112

Deferred tax liabilities:
Intangible assets acquired in a business combination	—	(377)

Total deferred liabilities	—	(377)

Net deferred tax asset/(liability)	112	(265)

       In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible or utilized. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon an assessment of the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible or can be utilized, no valuation allowance has been provided as of December 31, 2004 and 2005. The deferred tax assets of RMB 112 as of December 31, 2004 and 2005, represent the tax benefits of deductible temporary differences which are more likely than not to be realized in a non tax holiday year. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income are reduced.
       The PRC tax system is subject to substantial uncertainties and has been subject to recently enacted changes, the interpretation and enforcement of which are also uncertain. There can be no assurance that changes in PRC tax laws or their interpretation or their application will not subject the Group’s PRC entities to substantial PRC taxes in the future.
(11)     Commitments and Contingencies
       The Group has entered into operating lease agreements relating to the placement of flat panel display equipment.
       The Group has also entered into operating lease arrangements in connection with the lease of the Group’s office premises.

TARGET MEDIA HOLDINGS LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2004 AND 2005
(Amounts in thousands, except share data)
       Future minimum lease payments under non-cancelable operating leases (with initial or remaining lease terms in excess of one year) as of December 31, 2005 are as follows:

	Flat Panel
	Display	Office
	Equipment	Premises

	RMB	RMB
2006	111,467	6,527
2007	87,074	3,978
2008	53,161	2,177
2009	32,950	—
2010	12,321	—
Thereafter	18,272	—

	315,245	12,682

       Rental expenses incurred under operating leases for placement of flat panel display equipment for the years ended December 31, 2004 and 2005, amounted to RMB 15,210 and RMB 72,942, respectively. Rental expenses incurred under operating leases for office premises for the years ended December 31, 2004 and 2005 amounted to RMB 1,685 and RMB 6,532, respectively.
(12)     Redeemable Convertible Preferred Shares
(a) Issuance of Series A redeemable convertible preferred shares
       In August 2004, the Company issued 41,641,679 Series A redeemable convertible preferred shares (“Series A Shares”) to a group of investors at US$0.360216 per share (the “Series A issue price”) for total cash consideration of US$15,000 (RMB 124,148 ). The holders of Series A Shares have the right to require the Company to redeem the shares at any time after the fifth anniversary of the date of issuance at the option of a majority of the holders of Series A Shares then outstanding. In the event of a redemption under this right, the Company shall redeem all of the outstanding Series A Shares at a redemption price equal to 100% of the Series A issue price, plus an additional amount equal to 20% of the Series A issue price compounded annually from the date of issuance to the date of redemption plus all declared but unpaid dividends (the “Series A Preference Amount”). The accretion to the redemption value is reflected as a reduction to net income to arrive at net income available to common shareholders in the accompanying consolidated statements of operations and amounted to RMB 8,663 and RMB 26,534 for the years ended December 31, 2004 and 2005, respectively. Total direct external incremental costs of issuing the security of RMB 1,833 was charged against the proceeds of the Series A Shares.
       The significant terms of the Series A Shares are as follows:
Conversion
       The holders of Series A Shares have the right to convert all or any portion of their holdings into common shares of the Company at any time after the date of issuance of such preferred shares. In addition, each Series A Share is automatically convertible into one common share at any time after the date of issuance of such preferred shares, subject to the conversion ratio adjustment as described below upon the consummation of a Qualified Public Offering. A Qualified Public Offering refers to the closing of an underwritten public offering of the common shares of the Company on a reputable international stock exchange approved by the Company’s Board of Directors at a public

TARGET MEDIA HOLDINGS LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2004 AND 2005
(Amounts in thousands, except share data)
offering price of at least four times the Series A issue price and with aggregate gross proceeds to the Company (before payment of underwriters’ discounts, commissions and offering expenses) in excess of US$50,000.
       Each Series A Share is convertible into one common share, subject to a conversion ratio adjustment equal to US$6,900 divided by the Group’s audited US GAAP consolidated net income for the period from July 1, 2004 to June 30, 2005 (the “Series A Performance Multiplier”). The Series A Performance Multiplier shall be limited to a maximum of 1.6 common shares (that is, one Series A Share converted into 1.6 common shares or 66,626,686 common shares, on a fully converted basis) and a minimum of 0.727273 common shares (that is, one Series A Share converted into 0.727273 common shares or 30,284,869 common shares, on a fully converted basis) and shall be automatically set at 1.6 in the event that the audited US GAAP consolidated net income of the Group for the period from July 1, 2004 to June 30, 2005, is not made available to the holders of Series A Shares before November 15, 2005, for the purpose of determining the Series A Performance Multiplier.
       The conversion price of Series A Shares is subject to adjustment for dilution, including but not limited to share splits, share dividends and recapitalization. In addition, in the event that the Company issues additional common shares other than those specifically excluded under the Series A Share Subscription Agreement at a price per share less than the then prevailing Series A Shares’ respective conversion price (“Additional Common Shares”), the Series A Shares’ respective conversion price shall be reduced, concurrently with such common share issuance, to a price (calculated to the nearest cent) equal to the price per share at which such Additional Common Shares are issued (the “Series A Dilution Adjustment”). Common shares specifically excluded from this provision include common shares issued or issuable upon conversion of Series A Shares, up to 15,274,168 common shares which are issuable or issued under the Company’s equity incentive plan, common shares issued in an underwritten public offering, common shares issued in a bona fide acquisition or merger transaction, and common shares issued to third party providers in exchange for services rendered to the Company. The impact of such potential adjustment to the conversion price is contingent upon the issuance of Additional Common Shares at an issuance price less than the conversion price of Series A Shares. No issuance of Additional Common Shares was made during the years ended December 31, 2004 and 2005 which caused the conversion price of Series A Shares to be reduced under this adjustment provision.
       The Company has determined that at the date of issuance of the Series A Shares there was no embedded beneficial conversion feature attributable to the Series A Shares, since the initial conversion price of the Series A Shares is equal to the Series A issue price, which was negotiated and agreed between the Company and a group of third party investors on an arm’s length basis and, which was determined by management to approximate the fair value of the Company’s common shares at the commitment date since there was no existence of a public or active market of the Company’s common shares, nor were there any cash transactions involving the Company’s common shares that occurred prior to this date. In addition, under the provisions of EITF Issue No. 00-27 “Application of Issue No. 98-5 to Certain Convertible Instrument”, the Company has determined that the contingent beneficial conversion feature relating to the conversion ratio adjustment in respect of the Series A Performance Multiplier will be recognized only when the Performance Multiplier is determined and the contingency is resolved and with respect of the Series A Dilution Adjustment, upon the issuance of Additional Common Shares.

TARGET MEDIA HOLDINGS LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2004 AND 2005
(Amounts in thousands, except share data)
       Based on the Group’s audited US GAAP consolidated net income for the period from July 1, 2004 to June 30, 2005, the Company has calculated the Series A Performance Multiplier to be 1.196365 which resulted in a conversion ratio of 1.000000 to 1.196365 for Series A Shares. Accordingly, on a fully-converted basis, the Series A Shares will be converted to 49,818,647 common shares under the conversion terms of the Series A Shares. The intrinsic value of the contingent beneficial conversion feature of the Series A Shares of RMB 24,378 was recognized as an addition to paid-in capital with a corresponding charge to net income available to common shareholders on June 30, 2005, the date the contingency period ended and the contingency was resolved. The intrinsic value was measured as the difference between the respective commitment-date fair value of the underlying common shares of the Company issuable upon conversion and the gross proceeds received for or allocated to the Series A Shares.
       In January 2006, the Company entered into an agreement with the Series A shareholders whereby each of the Series A shareholders agreed to waive any and all rights with respect to the liquidation preference in the event of the Deemed Liquidation Event (as such term is described below). In addition, in January 2006, the Company reached an agreement with the Series A shareholders, to exclude certain expense items, for the purpose of the calculation of the Series A conversion ratio, from the audited US GAAP consolidated net income for the period from July 1, 2004, to June 20, 2005. The effect of excluding such expense items reduced the conversion ratio of the Series A shares to 1.00000 to 1.05767 of the Company’s common shares, and accordingly, resulted in a lower intrinsic value of the beneficial conversion feature of the Series A Shares. The impact of the adjustment on the Series A conversion ratio will be recorded as an adjustment to net income (loss) available to common shareholders in the accounting period when such agreement is executed (that is, in the calendar year ending December 31, 2006). All Series A shareholders will convert the preferred shares into common shares prior to the consummation of the Focus Media business combination and become selling shareholders.
Voting rights
       Each Series A Share has voting rights equivalent to the number of common shares into which it is convertible.
Registration rights
       Holders of Series A Shares have registration rights similar to the common shareholders. These registration rights include demand registration, Form F-3 registration and piggyback registration. Such rights allow the holders of at least 50% of shares having registration rights then outstanding to demand the Company at any time after six months following the closing of a Qualified Public Offering to file a registration statement covering the offer and sales of their securities, subject to certain restrictions and conditions. The Company will pay all expenses relating to any demand, Form F-3 or piggyback registrations, except broker’s commission, underwriting discounts, selling commissions and stock transfer taxes.
Dividends
       Holders of Series A Shares shall be entitled to receive dividends out of any funds legally available for this purpose, when and if declared by the Board of Directors of the Company, at the rate or in the amount as the Board of Directors considers appropriate prior to any dividend payments to common shares.

TARGET MEDIA HOLDINGS LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2004 AND 2005
(Amounts in thousands, except share data)
Liquidation preference
       In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, or any Deemed Liquidation Event, the holders of Series A Shares shall receive an amount per share equal to the Series A Preference Amount, as adjusted for any share splits, share dividends and recapitalization. A Deemed Liquidation Event is defined in the Company’s Articles of Association as (a) the acquisition of the Company by another entity by means of any transaction or series of related transactions (including, without limitation, any reorganization, merger or consolidation) that results in the transfer of more than fifty percent of the outstanding voting power of the Company such that its existing shareholders do not retain a majority of the voting power in the surviving entity; or (b) a sale of all or substantially all of the assets of the Company; provided, however, that a Deemed Liquidation Event shall not include any reorganization for tax purposes or for purposes of reincorporating in a different jurisdiction.
(b) Issuance of Series B redeemable convertible preferred shares
       On July 29, 2005, the Company issued 21,820,243 Series B redeemable convertible preferred shares (“Series B Shares”) to a group of investors at US$0.687435 per share (the “Series B issue price”) for total cash consideration of US$15,000 (RMB 121,620). The holders of Series B Shares have the right to require the Company to redeem the shares at any time after the fifth anniversary of the date of issuance at the option of a majority of the holders of the Series B Shares then outstanding. In the event of a redemption under this right, the Company shall redeem all of the outstanding Series B Shares at a redemption price equal to 100% of the Series B issue price, plus an additional amount equal to 15% of the Series B issue price, compounded annually from the date of issuance to the date of redemption, plus all declared but unpaid dividends (the “Series B Preference Amount”). The accretion to the redemption value is reflected as a reduction to net income to arrive at net income available to common shareholders in the accompanying consolidated statements of operations and amounted to RMB 7,747 for the year ended December 31, 2005. Total direct external incremental costs of issuing the security of RMB 839 were charged against the proceeds of the Series B Shares.
       The significant terms of the Series B Shares are as follows:
Conversion
       The holders of Series B Shares have the right to convert all or any portion of their holdings into common shares of the Company at any time after the date of issuance of such preferred shares. In addition, each Series B Share is automatically convertible into one common share at any time after the date of issuance of such preferred shares, subject to the conversion ratio adjustment as described below, upon the consummation of a Qualified Public Offering. A Qualified Public Offering refers to the closing of an underwritten public offering of the common shares of the Company on a reputable international stock exchange approved by the Company’s Board of Directors at a public offering price of at least two times the Series B issue price and with aggregate gross proceeds to the Company (before payment of underwriters’ discounts, commissions and offering expenses) in excess of US$50,000.
       Each Series B Share is convertible into one common share, where the conversion price is equal to the Series B issue price, except in the event that the initial conversion ratio for the Series A Shares is adjusted for the Series A Performance Multiplier as described in note 12(a), the conversion price for Series B Shares shall immediately be adjusted by multiplying the Series B conversion price

TARGET MEDIA HOLDINGS LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2004 AND 2005
(Amounts in thousands, except share data)
then in effect by a fraction, the numerator of which shall be 152,741,679, and the denominator of which shall be the sum of (i) the number of outstanding common shares, and (ii) the number of outstanding Series A Shares multiplied by the Series A Performance Multiplier (the “Series B Performance Multiplier”).
       The conversion price of Series B Shares is subject to adjustment for dilution, including but not limited to share splits, share dividends and recapitalization. In addition, in the event that the Company issues additional common shares other than those specifically excluded under the Series B Share Subscription Agreement at a price per share less than the then prevailing Series B Shares’ respective conversion price (“Additional Series B Common Shares”), the Series B Shares’ respective conversion price shall be reduced, concurrently with such common share issuance, to a price (calculated to the nearest cent) equal to the price per share at which such Additional Series B Common Shares are issued (“Series B Dilution Adjustment”). The impact of the Series B Dilution Adjustment to the conversion price is contingent upon the issuance of Additional Series B Common Shares at an issuance price less than the conversion price of Series B Shares. No issuance of Additional Series B Common Shares was made during the year ended December 31, 2005 which caused the conversion price of Series B Shares to be reduced under this adjustment provision.
       As a result of the initial conversion ratio for the Series A Shares being adjusted for the Series A Performance Multiplier described in note 12(a), the Company has calculated the Series B Performance Multiplier to be 0.949186 which resulted in a conversion ratio of 1.000000 to 1.053535 for Series B Shares. Accordingly, on a fully-converted basis, the Series B Shares will be converted into 22,988,390 common shares under the conversion terms of the Series B Shares. The intrinsic value of the contingent beneficial conversion feature of the Series B Shares of RMB 6,508 was recognized as an addition to paid-in capital with a corresponding charge to net income available to common shareholders on July 29, 2005, the date of the issuance of the Series B Shares. The intrinsic value was measured as the difference between the respective commitment-date fair value of the underlying common shares of the Company issuable upon conversion and the gross proceeds received for or allocated to the Series B Shares.
       In January 2006, the Company entered into an agreement with the Series B shareholders whereby each of the Series B shareholders agreed to waive any and all rights with respect to the liquidation preference in the event of the Deemed Liquidation Event (as such term is described below). In addition, as discussed in note 12 (a), in January 2006, the Company reached an agreement with the Series A shareholders, to exclude certain expense items, for the purpose of the calculation of the Series A conversion ratio, from the audited US GAAP consolidated net income for the period from July 1, 2004, to June 20, 2005. The effect of excluding such expense items reduced the conversion ratio of the Series B shares to 1.00000 to 1.01572 of the Company’s common shares, and accordingly, resulted in a lower intrinsic value of the beneficial conversion feature of the Series B Shares. The impact of the adjustment on the Series B conversion ratio will be recorded as an adjustment to net income (loss) available to common shareholders in the accounting period when such agreement is executed (that is, in the calendar year ending December 31, 2006). All Series B shareholders will convert the preferred shares into common shares prior to the consummation of the Focus Media business combination and become selling shareholders.
Voting rights
       Each Series B Share has voting rights equivalent to the number of common shares into which it is convertible.

TARGET MEDIA HOLDINGS LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2004 AND 2005
(Amounts in thousands, except share data)
Registration rights
       Holders of Series B Shares have registration rights similar to the holders of Series A Shares and the common shareholders. These registration rights include demand registration, Form F-3 registration and piggyback registration. Such rights allow the holders of at least 50% of shares having registration rights then outstanding to demand the Company at any time after six months following the closing of a Qualified Public Offering to file a registration statement covering the offer and sales of their securities, subject to certain restrictions and conditions. The Company will pay all expenses relating to any demand, Form F-3 or piggy back registrations, except broker’s commission, underwriting discounts, selling commissions and stock transfer taxes.
Dividends
       Holders of Series B Shares shall be entitled to receive dividends out of any funds legally available for this purpose, when and if declared by the Board of Directors of the Company, at the rate or in the amount as the Board of Directors considers appropriate, prior to any dividend payments to common shares.
Liquidation preference
       In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, or any Deemed Liquidation Event, the holders of Series B Shares shall receive an amount per share equal to the Series B Preference Amount, as adjusted for any share splits, share dividends and recapitalization. A Deemed Liquidation Event is defined in the Company’s Articles of Association as (a) the acquisition of the Company by another entity by means of any transaction or series of related transactions (including, without limitation, any reorganization, merger or consolidation) that results in the transfer of more than fifty percent of the outstanding voting power of the Company such that its existing shareholders do not retain a majority of the voting power in the surviving entity; or (b) a sale of all or substantially all of the assets of the Company; provided, however, that a Deemed Liquidation Event shall not include any reorganization for tax purposes or for purposes of reincorporating in a different jurisdiction.
(13)     Common Shares
       The Company’s Memorandum and Articles of Association, as amended, authorizes the Company to issue 210,000,000 shares with a par value of US$0.0001 per share. In August 2004, the Company issued 111,100,000 common shares at par value in connection with the Reorganization as discussed in note 1. During the years ended December 31, 2004 and 2005, no additional common shares were issued by the Company.
(14)     Concentration of Risks
       Credit and concentration risks The carrying amounts of cash and cash equivalents, time deposits, accounts receivable, amounts due from related parties and other receivables represent the Group’s maximum exposure to credit risk in relation to financial assets. As of December 31, 2004 and 2005, substantially all of the Group’s cash and cash equivalents were held in major financial institutions located in the PRC and the Hong Kong Special Administrative Region, which management believes have high credit ratings. Accounts receivable are typically unsecured and denominated in RMB, and are derived from revenues generated in the PRC. The Group performs

TARGET MEDIA HOLDINGS LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2004 AND 2005
(Amounts in thousands, except share data)
ongoing credit evaluations of its customers’ financial condition and, generally, requires no collateral from its customers.
       All of the Group’s customers are located in the PRC. The following are the customers that directly or indirectly contributed, on an individual basis, 10% or more of revenue for the year ended December 31, 2004 or for the year ended December 31, 2005:

	2004		2005

	RMB	%	RMB	%
SAIC-Volkswagen Sales Co., Ltd.	19,978	25%	30,006	11%
Shanghai Xintong Media & Cultural Development Co., Ltd.	9,567	12%	19,767	7%
Red Bull Vitamin Drink Co., Ltd.	9,946	12%	14,187	5%
       As of December 31, 2004 and 2005, approximately 56% and 15% of the Group’s gross accounts receivable were due from the above customers.
       The accounts receivable due from major customers, as of December 31, 2004 and 2005, were as follows:

	2004	2005

	RMB	RMB
Red Bull Vitamin Drink Co., Ltd.	9,946	15,926
Shanghai Xintong Media & Cultural Development Co., Ltd.	8,567	2,946
SAIC-Volkswagen Sales Co., Ltd.	7,276	—

	25,789	18,872

       As of January 31, 2006, the Group received subsequent collections of approximately RMB 4,000 from the above customers with respect to outstanding accounts receivable as of December 31, 2005. The Group expects to collect all the remaining outstanding balances from these customers in accordance with the contract terms.
       The Group does not have concentrations of available sources of labor, services, franchises, or other rights that could, if suddenly eliminated, severely impact its operations.
       Business and economic risks The Group operates in a dynamic industry with limited operating history and believes that changes in any of the following areas could have a material adverse effect on the Group’s future financial position, results of operations or cash flows: advances and new trends in new technologies and industry standards; competition from other competitors; changes in certain strategic relationships or customer relationships; regulatory or other factors; the ability to obtain necessary financial and other resources at commercially viable terms; dependence on revenues generated from operations in the cities of Shanghai, Beijing, Guangzhou and Shenzhen; the ability to attract and retain employees necessary to support the Group’s growth and general risks associated with the advertising industry.
       The Group conducts its principal operations in the PRC and, accordingly, is subject to special considerations and significant risks not typically associated with companies operating in the United States and Western Europe. These include risks associated with, among others, the political, economic, legal environment and social uncertainties in the PRC, government agencies’ influence over certain aspects of the Group’s operations and competition in the advertising industry.

TARGET MEDIA HOLDINGS LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2004 AND 2005
(Amounts in thousands, except share data)
       The Group is currently targeting the PRC market. The Chinese government regulates the provision of advertising services through strict business licensing requirements and other governmental regulations. These regulations include limiting foreign ownership in Chinese companies providing advertising services. Management, after consultation and advice from PRC legal counsel, is of the opinion that the Company’s business structure and contractual agreements with STM comply with existing PRC laws and regulations. However, there are uncertainties regarding the interpretation and application of current PRC laws and regulations and any change in such laws and regulations that renders these business structure and contractual agreements to be non-compliant could have an adverse effect on the Group’s business, financial position and result of operations.
       In addition, the ability to negotiate and implement specific business development projects in a timely and favorable manner may be impacted by political considerations unrelated to or beyond the control of the Group. Although the PRC government has been pursuing economic reform policies for the past two decades, no assurance can be given that the PRC government will continue to pursue such policies or that such policies may not be significantly altered. There is also no guarantee that the PRC government’s pursuit of economic reforms will be consistent or effective and as a result, changes in the rate or method of taxation, and changes in State policies and regulations affecting the advertising industry may have a negative impact on the Group’s operating results and financial position.
       Currency risk Substantially all of the revenue generating operations of the Group are transacted in RMB, which is not fully convertible into foreign currencies. On January 1, 1994, the PRC government abolished the dual rate system and introduced a single rate of exchange as quoted by the People’s Bank of China. However, the unification of the exchange rate does not imply convertibility of RMB into United States dollars or other foreign currencies. All foreign exchange transactions must take place either through the People’s Bank of China or other institutions authorized to buy and sell foreign exchange or at a swap center. Approval of foreign currency payments by the People’s Bank of China or other institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts.
       On July 21, 2005, the People’s Bank of China announced that the PRC government reformed the exchange rate regime by adopting a managed floating exchange rate regime based on market supply and demand with reference to a basket of currencies. The exchange rate of United States dollars against RMB was adjusted to RMB 8.11 per United States dollar with effect from July 21, 2005. This reform did not have a material impact on the Group’s financial position or results of operations.

TARGET MEDIA HOLDINGS LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2004 AND 2005
(Amounts in thousands, except share data)

(15)	Related Party Transactions
       The principal related party transactions during the years ended December 31, 2004 and 2005 were as follows:

	Note	2004	2005

		RMB	RMB
Provision of advertising services	(a)	1,511	—

Collection of advertising revenues on behalf of STM	(b)	4,173	2,349

Payments made by a related party on STM’s behalf	(b)	1,073	5,399

Loan from a shareholder	(c)	31,655	30,000

Repayment of shareholder loan	(c)	21,655	10,000

Interest expense	(c)	348	79

Lease of office premises	(d)	540	810

       Amounts due from and due to related parties as of December 31, 2004 and 2005 were as follows:

	Note	2004	2005

		RMB	RMB
Due from related parties:
Huashan Dian Yang Hospital Service Co., Ltd. (“HS DY”)	(a)	1,511	—
Dian Yang	(b)	3,100	50
The Company’s Chief Executive Officer (“CEO”)	(d)	—	66

		4,611	116

Due to related parties:
Shanghai Investment Information Co., Ltd. (“SII”)	(c)	10,000	30,000
The Company’s CEO	(d)	33	—

		10,033	30,000

Notes:

(a)	During 2004, the Group provided advertising services to HS DY, a company in which the Company’s CEO has an equity interest. As of December 31, 2004, the balance due from HS DY was RMB 1,511, which was collected in full in August 2005. The Company has not provided any advertising services to HS DY since then.

(b)	Dian Yang, an entity controlled by the Company’s CEO and also a 9% shareholder of STM, makes lease payments and collects advertising revenues on STM’s behalf until certain unassignable contracts expire. The unassignable contracts associated with advertising contracts have expired at the end of 2005, and the unassignable contracts associated with display placements will expire by the end of 2008, except for three contracts which will expire in 2009, 2010 and 2011 respectively. The balance as of December 31, 2004 and December 31, 2005, represented the amount of revenue collected by Dian Yang on behalf of STM, less payments made by STM on behalf of Dian Yang. The balance is interest free and is settled continuously and periodically.

(c)	SII is a shareholder of the Company and of STM. SII provided a short-term loan of RMB 30,000 to STM in 2004, of which RMB 20,000 was repaid in November 2004 and RMB 10,000 was repaid in January 2005. The balance bore interest at a monthly rate of 0.39825%. The interest expense incurred by STM on this loan was RMB 348 for the year ended December 31, 2004 and RMB 40 for the year ended December 31, 2005.

TARGET MEDIA HOLDINGS LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2004 AND 2005
(Amounts in thousands, except share data)

In August 2004, SII International Holding Limited, a company wholly-owned by SII, provided a short-term loan of US$200 (equivalent to RMB 1,655) to the Company at a monthly interest rate of 0.02%. The loan was repaid in full in September 2004.

In December 2005, SII provided a short-term loan of RMB 30,000 to STM. The loan bears interest at a monthly rate of 0.3915%. The interest expense incurred by STM on this loan was RMB 39 for the year ended December 31, 2005. This loan is due for full repayment in June 2006.

(d)	The Group leased office premises from the Company’s CEO. Rental expense of RMB 540 and RMB 810, which was determined with reference to market price, was charged for the years ended December 31, 2004 and 2005, respectively. The lease agreement with the Company’s CEO will expire in 2006. As of December 31, 2005, the amount due from the CEO of RMB 66 related to miscellaneous expense paid by STM on behalf of the CEO.